UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 21)

ALLIANCEBERNSTEIN L.P.

(f/k/a Alliance Capital Management L.P.)

(Name of Issuer)

Units of Limited Partnership Interest

(Title of Class of Securities)

N/A

(CUSIP Number)

Robin M. Raju

Senior Executive Vice President and Chief Financial Officer

Equitable Holdings, Inc.

1290 Avenue of the Americas

New York, New York 10104

(212) 554-1234

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 14, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. N/A

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Equitable Holdings, Inc. 90-0226248
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 53,780,230 - See Item 5
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 53,780,230 - See Item 5
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 170,121,745 - See Item 5
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 62.4% - See Item 5
14	TYPE OF REPORTING PERSON (See Instructions) HC, CO

CUSIP No. N/A

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Alpha Units Holdings, Inc. 83-2796390
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 74,406,933 - See Items 4 and 5
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 74,406,933 - See Items 4 and 5
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 74,406,933 - See Item 5
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.3% - See Item 5
14	TYPE OF REPORTING PERSON (See Instructions) HC, CO

CUSIP No. N/A

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Alpha Units Holding II, Inc. 68-0461436
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 41,934,582 - See Item 5
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 41,934,582 - See Item 5
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 41,934,582 - See Item 5
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.4% - See Item 5
14	TYPE OF REPORTING PERSON (See Instructions) HC, CO

CUSIP No. N/A

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Equitable Financial Services, LLC 52-2197822
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER See Item 5
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER See Item 5
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON See Item 5
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) See Item 5
14	TYPE OF REPORTING PERSON (See Instructions) HC, OO

CUSIP No. N/A

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Equitable Financial Life Insurance Company of America 86-0222062
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Arizona

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER See Item 5
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER See Item 5
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON See Item 5
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) See Item 5
14	TYPE OF REPORTING PERSON (See Instructions) IC, CO

This Amendment No. 21 amends the Statement on Schedule 13D (“Schedule 13D”) initially filed on June 30, 2000 with the Securities and Exchange Commission, as amended by Amendment No. 1 to the Schedule 13D filed on November 27, 2002, Amendment No. 2 to the Schedule 13D filed on March 9, 2004, Amendment No. 3 to the Schedule 13D filed on December 22, 2004, Amendment No. 4 to the Schedule 13D filed on March 7, 2007, Amendment No. 5 to the Schedule 13D filed on December 19, 2008, Amendment No. 6 to the Schedule 13D filed on January 8, 2009, Amendment No.7 to the Schedule 13D filed on April 1, 2009, Amendment No. 8 to the Schedule 13D filed on December 16, 2011, Amendment No. 9 to the Schedule 13D filed on September 23, 2013, Amendment No. 10 to the Schedule 13D filed on December 20, 2013, Amendment No. 11 to the Schedule 13D filed on January 5, 2016, Amendment No. 12 to the Schedule 13D filed on May 1, 2017, Amendment No. 13 to the Schedule 13D filed on July 3, 2017, Amendment No. 14 to the Schedule 13D filed on December 13, 2017, Amendment No. 15 to the Schedule 13D filed on March 6, 2018, Amendment No. 16 to the Schedule 13D filed on April 25, 2018, Amendment No. 17 to the Schedule 13D filed on October 1, 2018, Amendment No. 18 to the Schedule 13D filed on December 21, 2018, Amendment No. 19 to the Schedule 13D filed on January 3, 2019, and Amendment No. 20 to the Schedule 13D filed on March 25, 2019, which Schedule 13D relates to the units of limited partnership interest (“AB Capital Units”) of AllianceBernstein L.P. (formerly known as Alliance Capital Management L.P.), a Delaware limited partnership (“AllianceBernstein”).

This Amendment No. 21 is being filed to amend Items 2, 3, 4 and 5 of the Schedule 13D as follows:

ITEM 2. IDENTITY AND BACKGROUND

Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

This statement is being filed by (i) Equitable Holdings, Inc. (formerly known as AXA Equitable Holdings, Inc.), a Delaware corporation (“EQH”), (ii) Alpha Units Holdings, Inc., a Delaware corporation, which is wholly owned by EQH (“Alpha Units Holdings”), (iii) Alpha Units Holding II, Inc. (formerly known as AXA-IM Holding U.S. Inc.), a Delaware corporation, which is wholly owned by EQH (“Alpha Units Holding II”), (iv) Equitable Financial Services, LLC, a Delaware limited liability company, which is wholly owned by EQH (“EFS”) and (v) Equitable Financial Life Insurance Company of America (formerly known as MONY Life Insurance Company of America), an Arizona stock life insurance company, which is wholly owned by EFS (“EFLOA”). EQH, Alpha Units Holdings, Alpha Units Holding II, EFS and EFLOA are hereinafter collectively referred to as the “Reporting Persons.”

EQH. EQH is a holding company for a group of insurance and related financial service companies. The address of EQH’s principal place of business and office is 1290 Avenue of the Americas, New York, New York 10104.

Alpha Units Holdings. Alpha Units Holdings is a holding company. The address of Alpha Units Holdings’ principal place of business and office is 1290 Avenue of the Americas, New York, New York 10104.

Alpha Units Holding II. Alpha Units Holding II is a holding company. The address of Alpha Units Holding II’s principal place of business and office is 1290 Avenue of the Americas, New York, New York 10104.

EFS. EFS is a holding company for a group of insurance and related financial service companies. The address of the principal place of business and office of EFS is 1290 Avenue of the Americas, New York, New York 10104.

EFLOA. EFLOA is an Arizona stock life insurance company. The address of EFLOA’s principal place of business is 525 Washington Boulevard, Jersey City, New Jersey 07310.

The (i) name, (ii) residence or business address, (iii) present principal occupation or employment and the name, principal place of business and address of any corporation or other organization in which such employment is conducted and (iv) citizenship of each of the executive officers and directors of each of the Reporting Persons involved in the transactions set forth in Item 5 below are set forth on Exhibits 1 and 2 hereto. None of the Reporting Persons nor, to the knowledge of any Reporting Person, any natural person named in Exhibits 1 and 2 hereto has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which any such Reporting Person or person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Schedule 13D is hereby amended by inserting the following paragraph at the end thereof:

See Item 4 below.

ITEM 4. PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended by inserting the following paragraph at the end thereof:

On May 14, 2021, EFLOA distributed 2,587,472 AB Capital Units to its sole shareholder, EFS. Upon receipt of the 2,587,472 AB Capital Units, EFS distributed these AB Capital Units to its sole member, EQH.

The transfers of the AB Capital Units described above are internal transfers within EQH and its subsidiaries (the “Equitable Group”) that do not change the aggregate holdings of Units and/or AB Capital Units by the Equitable Group.

Except as set forth in this statement, none of the Reporting Persons has any plans or proposals described in Item 4(a)-(j) of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Items 5(a) and (b) are hereby amended by replacing the first paragraph thereof with the below paragraph:

(a) & (b) At the close of business on May 14, 2021 and immediately following the transactions described in Item 4 above, EQH beneficially owned directly 2,566,838 Units representing approximately 2.6% of the Units outstanding and 53,780,230 AB Capital Units representing approximately 19.7% of the AB Capital Units outstanding; Alpha Units Holdings beneficially owned directly 1,444,356 Units representing approximately 1.4% of the Units outstanding and 74,406,933 AB Capital Units representing approximately 27.3% of the AB Capital Units outstanding; and Alpha Units Holding II did not beneficially own directly any Units and beneficially owned directly 41,934,582 AB Capital Units representing approximately 15.4% of the AB Capital Units outstanding EQH, Alpha Units Holdings, and Alpha Units Holding II have the sole power to vote or direct the vote and the sole power to dispose or direct the disposition of each of their respective directly owned Units and AB Capital Units. By reason of its ownership interest in Alpha Units Holdings, Alpha Units Holding II, and EFS, EQH may be deemed to beneficially own indirectly, and to have voting and dispositive power with respect to the 1,444,356 Units owned directly by Alpha Units Holdings which, together with the 2,566,838 Units owned directly by EQH, represent approximately 4.0% of the Units outstanding, and the 74,406,933 AB Capital Units owned directly by Alpha Units Holdings, and the 41,934,582 AB Capital Units owned directly by Alpha Units Holding II, which, together with the 53,780,230 AB Capital Units owned directly by EQH, represent approximately 62.4% of the AB Capital Units outstanding.

(This excludes Units acquired by the Reporting Persons and their affiliates solely for investment purposes on behalf of client discretionary accounts.)

(c) Other than as described in Item 4 above during the 60 days preceding the filing of this Amendment, no transactions in Units or AB Capital Units were made by the Reporting Persons.

(e) As a result of the transactions described herein, EFLOA no longer owns any Units or AB Capital Units, and, accordingly, this Amendment No. 21 constitutes an exit filing for EFLOA.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1	Information with respect to the Executive Officers and Directors of Equitable Holdings, Inc. (incorporated by reference to Exhibit 1 filed with Amendment No. 29 to the AB Holding Schedule 13D filed with the Securities and Exchange Commission on May 14, 2021)

Exhibit 2	Information with respect to the Executive Officers and Directors of Equitable Financial Services, LLC. (incorporated by reference to Exhibit 2 filed with Amendment No. 29 to the AB Holding Schedule 13D filed with the Securities and Exchange Commission on May 14, 2021)

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 14, 2021

EQUITABLE HOLDINGS, INC.

By:	/s/ Robin M. Raju
Name:	Robin M. Raju
Title:	Senior Executive Vice President and Chief Financial Officer

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 14, 2021

ALPHA UNITS HOLDINGS, INC.

By:	/s/ Robin M. Raju
Name:	Robin M. Raju
Title:	Chairman of the Board, President and Chief Executive Officer

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 14, 2021

ALPHA UNITS HOLDING II, INC.

By:	/s/ Robin M. Raju
Name:	Robin M. Raju
Title:	Chairman of the Board, President and Chief Executive Officer

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 14, 2021

EQUITABLE FINANCIAL SERVICES, LLC

By:	/s/ Robin M. Raju
Name:	Robin M. Raju
Title:	Senior Executive Director and Chief Financial Officer

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 14, 2021

EQUITABLE FINANCIAL LIFE INSURANCE COMPANY OF AMERICA

By:	/s/ Robin M. Raju
Name:	Robin M. Raju
Title:	Senior Executive Vice President and Chief Financial Officer